




06004837

SE̵ḬISSION

Washington, D.C. 20549

AB 3/21/06

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response......12.00 | |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 24075 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____January 1, 2005_____ AND ENDING _____December 31, 2005_____

                                     MM/DD/YY                                         MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Crews & Associates, Inc.*

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 President Clinton Avenue, Suite 800
(No. and Street)

| Little Rock, | Arkansas | 72201 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joe Bumpers             Chief Financial Officer             501-907-2000

                                                      (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Frost

(Name – *if individual, state last, first, middle name*)

| 425 West Capitol, Suite 3300 | Little Rock | Arkansas | 72201 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, _____Joe Bumpers_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Crews and Associates, Inc._____ , as

of _____December 31,_____ , 20 _05_ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____Chief Financial Officer_____
Title

_Jacque Anita Handy_
Notary Public My Commission Expires August 15, 2012

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREWS & ASSOCIATES, INC. AND SUBSIDIARY

December 31, 2005

Consolidated Financial Statements
And
Supplementary Information

With

Independent Auditor's Report

# Table of Contents

# MOORE STEPHENS FROST

CERTIFIED PUBLIC ACCOUNTANTS
*A Professional Limited Company*

425 West Capitol, Suite 3300
Little Rock, Arkansas 72201
501 376 9241 ◇ 800 766 9241
Fax 501 376 6256
www.msfrost.com

## Independent Auditor's Report

Board of Directors
Crews & Associates, Inc. and Subsidiary
Little Rock, Arkansas

We have audited the accompanying consolidated statement of financial condition of Crews & Associates, Inc. and Subsidiary as of December 31, 2005, and the related consolidated statements of operations, retained earnings and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crews & Associates, Inc. and Subsidiary as of December 31, 2005, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

*Moore Stephens Frost*

Certified Public Accountants

Little Rock, Arkansas
February 3, 2006

An independently owned and operated member of Moore Stephens North America, Inc. – members in principal cities throughout North America
Moore Stephens North America, Inc., is a member of Moore Stephens International Limited – members in principal cities throughout the world

## Consolidated Statement of Financial Condition

## December 31, 2005

### Assets

| | |
|---|---:|
| Cash (including $254,847 segregated under federal regulation) | $ 3,248,750 |
| Receivables from | |
|   Broker-dealers and clearing organizations | 1,637,878 |
|   Customers | 5,624,086 |
| Marketable securities | 36,142,665 |
| Lease inventory | 3,605,992 |
| Furniture, equipment and leasehold improvements, net | 2,153,695 |
| Deferred tax asset | 3,031,697 |
| Cash surrender value of life insurance policies | 7,202,110 |
| Employee loans receivable and covenants not to compete, net | 288,822 |
| Goodwill | 772,574 |
| Other assets | 795,739 |
| | |
| Total assets | $ 64,504,008 |

### Liabilities and Stockholder's Equity

| | |
|---|---:|
| Payables to | |
|   Broker-dealers and clearing organizations | $ 700,871 |
|   Customers | 208,232 |
| Accounts payable, accrued expenses and other liabilities | 4,955,433 |
| Income taxes payable | 739,243 |
| Non-qualified deferred compensation liability | 6,444,632 |
| Short-term borrowings | 31,118,628 |
| Total liabilities | 44,167,039 |
| | |
| Stockholder's equity | |
|   Common stock, $.0005 par value, 5,000,000 shares | |
|     authorized and 853,220 issued and outstanding | 427 |
|   Additional paid-in capital | 2,838,692 |
|   Retained earnings | 17,497,850 |
| Total stockholder's equity | 20,336,969 |
| | |
| Total liabilities and stockholder's equity | $ 64,504,008 |

The accompanying notes are an integral part of these consolidated financial statements.

## Consolidated Statement of Operations

### For the Year Ended December 31, 2005

| | |
|---|---:|
| **Revenues** | |
| Trading profits | $ 22,099,077 |
| Investment banking and other income | 3,648,246 |
| Interest income | 849,892 |
| Total revenues | 26,597,215 |
| | |
| **Expenses** | |
| Employee compensation and benefits | 18,889,087 |
| Professional and other | 1,468,087 |
| Amortization of employee loans receivable and covenants not to compete | 525,787 |
| Occupancy and equipment | 2,378,718 |
| Communications | 1,078,045 |
| Business development | 589,653 |
| Clearing fees | 389,167 |
| Interest expense | 430,031 |
| Total expenses | 25,748,575 |
| | |
| Income before income tax expense | 848,640 |
| | |
| Income tax expense | 281,519 |
| | |
| Net income | $ 567,121 |

The accompanying notes are an integral part of these consolidated financial statements.

# CREWS & ASSOCIATES, INC. AND SUBSIDIARY

## Consolidated Statement of Retained Earnings

### For the Year Ended December 31, 2005

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at January 1, 2005 | $ 427 | $ 838,692 | $ 16,930,729 | $ 17,769,848 |
| Contribution from parent | - | 2,000,000 | - | 2,000,000 |
| Net income | - | - | 567,121 | 567,121 |
| Balance at December 31, 2005 | $ 427 | $ 2,838,692 | $ 17,497,850 | $ 20,336,969 |

The accompanying notes are an integral part of these consolidated financial statements.

**Consolidated Statement of Cash Flows**

**For the Year Ended December 31, 2005**

| | | |
|---|---|---:|
| Cash flows from operating activities | | |
| Net income | $ | 567,121 |
| Adjustments to reconcile net income to net cash | | |
| used by operating activities | | |
| Depreciation | | 502,823 |
| Amortization of employee loans receivable and covenants not | | |
| to compete | | 525,787 |
| Deferred income taxes | | 261,657 |
| Impairment write-down of certain fixed assets | | 44,110 |
| Changes in operating assets and liabilities | | |
| Receivables from | | |
| Broker-dealers and clearing organizations | | 2,541,849 |
| Customers | | 6,109,322 |
| Marketable securities | | (13,550,330) |
| Lease inventory | | (2,965,073) |
| Cash surrender value of life insurance | | (1,288,052) |
| Other assets | | 465,601 |
| Payables to | | |
| Broker-dealers and clearing organizations | | (3,210,170) |
| Customers | | (1,312,246) |
| Accounts payable, accrued expenses and other liabilities | | (1,925,414) |
| Non-qualified deferred compensation | | 1,021,012 |
| Income taxes payable | | 846,755 |
| Net cash used by operating activities | | (11,365,248) |
| | | |
| Cash flows from investing activities | | |
| Purchase of furniture and office equipment | | (601,338) |
| Net cash used by investing activities | | (601,338) |
| | | |
| Cash flows from financing activities | | |
| Net change in short-term borrowings | | 10,282,408 |
| Issuance of employee note receivable | | (213,414) |
| Capital contribution by parent | | 2,000,000 |
| Net cash provided by financing activities | | 12,068,994 |
| | | |
| Net increase in cash | | 102,408 |
| | | |
| Cash at beginning of year | | 3,146,342 |
| | | |
| Cash at end of year | $ | 3,248,750 |
| | | |
| Supplemental discosures of cash flow information | | |
| Cash paid during the year for | | |
| Interest | $ | 485,545 |
| Income taxes | | - |

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2005

1. **Description of Business**

Crews & Associates, Inc. and Subsidiary (the "Company") is comprised of Crews & Associates, Inc., a registered broker-dealer, and First Security Leasing (the "Subsidiary"). The Company is located in Little Rock, Arkansas and is 100% owned by First Security Bancorp (the "Parent").

Crews & Associates, Inc. ("Crews") is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. Crews conducts business with other broker-dealers located throughout the United States on behalf of its customers and for its own account.

First Security Leasing is a wholly-owned subsidiary of Crews and was formed for the purpose of transacting certain lease transactions. The Subsidiary is located in Little Rock, Arkansas and conducts business throughout the United States.

2. **Summary of Significant Accounting Policies**

a. **Principles of consolidation** – The accompanying consolidated financial statements include the accounts of Crews & Associates, Inc. and its wholly owned subsidiary, First Security Leasing, Inc. During the normal course of business, the Company will enter into custodial receipt and certificate of participation transactions whereby limited purpose special purpose entities ("SPE's") are created in order to complete certain aspects of the transactions. The activities and financial position of the SPE's are included in the consolidated financial statements of the Company. All material intercompany accounts and transactions have been eliminated.

b. **Securities transactions** – Securities transactions are captured on the Company's computer system and monitored on a trade date basis and are reflected in the accompanying consolidated financial statements on a settlement date basis. Recording such transactions on a trade date basis would not result in a material difference in the accompanying consolidated financial statements. Investment banking revenue is recorded at the time the transaction is completed and the income is reasonably determinable.

c. **Cash equivalents** – For purposes of the consolidated statement of cash flows, the Company considers all liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2005, the Company did not hold investments considered to be cash equivalents.

d. **Marketable securities** – Marketable securities are comprised of securities used for trading and are valued at market. Any unrealized gains and losses have been reflected as net trading profits in the accompanying consolidated statement of operations.

e. **Lease inventory** – Lease inventory represents leases purchased by the Company and held for sale to outside investors. Lease inventory is valued at the Company's cost which is less than their estimated realizable value at December 31, 2005.

2. **Summary of Significant Accounting Policies (cont.)**

    f.  **Property, plant and equipment** – Property, plant, and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

    g.  **Impairment of long-lived assets** – The Company reviews the carrying value of property, plant and equipment for impairment whenever triggering events or changes in circumstances indicate that the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying amount exceeds the fair value of assets. The factors considered by management in performing this assessment include operating results, trends, prospects, as well as the effects of obsolescence, demand, competition, and other economic factors. During 2005, the Company recorded an impairment loss totaling $44,110 related to the disposition of certain assets in conjunction with the relocation of its headquarters in November 2004. Based upon management's assessment of impairment of the existing assets there were no other triggering events or changes in circumstances which indicated that an impairment loss should be recognized at December 31, 2005.

    h.  **Intangible assets** – Intangible assets consist of goodwill in the amount of $772,574 at December 31, 2005. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, whereby intangible assets are evaluated on at least an annual basis for indicators of impairment. The Company performed its annual impairment test of goodwill during 2005 and concluded that the goodwill was fully recoverable.

    i.  **Employee loans receivable and covenants not to compete** – In the ordinary course of business, the Company enters into agreements with certain employees for covenants not to compete and employee loans. These amounts are being amortized over a five year period. Amortization expense related to these agreements was $525,787 for the year ended December 31, 2005, and the net unamortized balance was $288,822 at December 31, 2005. Amortization expense of the remaining balance is expected to be as follows: 2006 – $73,329; 2007 – $73,329; 2008 – $67,745; 2009 – $52,464; and 2010 – $21,955.

    j.  **Income taxes** – The Company will be included in the consolidated federal income tax return of the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the consolidated financial statements, utilizing currently enacted tax laws and rates. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all, or some portion of such deferred tax assets will not be realized.

2.  **Summary of Significant Accounting Policies (cont.)**

    k.  **Related parties** – In the normal course of business, the Company purchases and sells securities for Company officers and its stockholder. These transactions have substantially the same terms as those with unrelated parties.

    l.  **Accounting for joint venture** – On July 31, 2001, the Company entered into a joint venture with Vanadis Investment Group, LLC (referred to as First Security Vanadis Capital, LLC) whereby each member owns 50%. The investment in the joint venture is included in other assets at December 31, 2005, and is accounted for by the Company using the equity method of accounting. The financial position and results of operations of First Security Vanadis Capital, LLC were not material to the Company at December 31, 2005.

    m.  **Disclosure about the fair value of financial instruments** – The financial instruments of the Company are reported in the consolidated statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

    n.  **Use of estimates** – The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures about contingent assets and liabilities. The estimates and assumptions used in the accompanying consolidated financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the consolidated financial statements. However, actual results may differ from the estimates and assumptions used in the accompanying consolidated financial statements.

3.  **Acquisition of Beardsley**

    On July 30, 2004, the Company acquired Beardsley Consultants, Inc. and Beardsley Advisors, Inc. (collectively "Beardsley") for a total of $772,574. The entire purchase price was allocated to goodwill. At closing, the Company paid $207,500 with the remainder of the purchase price, plus imputed interest, to be paid in annual installments of $207,500 over the next three years. At December 31, 2005, the remaining liability of $385,824 is included in accrued liabilities. At December 31, 2005, the Company concluded there were no indicators of impairment related to the goodwill recorded in conjunction with the Beardsley acquisition.

4.  **Cash Segregated Under Federal Regulation**

    At December 31, 2005, $254,847 of cash was segregated in a special reserve bank account "for the exclusive benefit of customers" under Securities and Exchange Commission ("SEC") rule 15c3-3.

Notes to Consolidated Financial Statements

December 31, 2005

5. **Receivables from and Payables to Broker – Dealers and Clearing Organizations, and Customers**

The balances shown as receivables from and payables to broker – dealers and clearing organizations, and customers represent amounts due in connection with normal trading transactions executed for customers or the Company. These receivables and payables are generally collateralized by securities held by or due to the Company. To further minimize the risks associated with these balances, the Company monitors the credit standing of each broker – dealer and clearing organization and customer with whom it conducts business. In addition, the Company monitors the market value of collateral held and the market value of the securities due from others. Because these receivable balances are generally collateralized, the Company has not historically incurred any significant losses related to bad debt. Accordingly, the Company has not recorded an allowance for doubtful accounts at December 31, 2005.

At December 31, 2005, receivables from customers consisted of $3,536,912 from institutional firms and $2,087,174 from retail customers. Payables consisted of $75,403 to institutional firms and $132,829 to retail customers. The institutional firms represent financial institutions, and retail customers represent a diversified clientele, both located throughout the United States.

6. **Marketable Securities**

At December 31, 2005, marketable securities consisted of the following trading securities, stated at quoted market values:

| | |
|---|---|
| State and municipal government obligations | $ 31,289,518 |
| U.S. government obligations | 2,529,759 |
| Corporate obligations | 2,165,478 |
| Other | 157,910 |
| | $ 36,142,665 |

7. **Furniture, Equipment and Leasehold Improvements**

At December 31, 2005, the furniture, equipment and leasehold improvements were as follows:

| | |
|---|---|
| Leasehold improvements | $ 383,330 |
| Furniture and equipment | 2,781,301 |
| | 3,164,631 |
| Accumulated depreciation | 1,010,936 |
| Furniture, equipment and leasehold improvements, net | $ 2,153,695 |

Notes to Consolidated Financial Statements

December 31, 2005

8. **Short-Term Borrowings**

At December 31, 2005, the Company had short-term borrowings totaling $16,900,000, bearing interest at 4.875%, with a bank.  These borrowings are collateralized by marketable securities.

At December 31, 2005, the Company had a short-term loan with a bank totaling $2,718,628 and bearing interest at 6.18%.  The loan is collateralized by lease inventory owned by the Company.

At December 31, 2005, the Company had a $10,000,000 and a $5,000,000 line of credit agreement with related party financial institutions.  Under these agreements, the Company may only borrow up to $10,000,000 in total.  At December 31, 2005, $6,500,000 was outstanding under these arrangements.  The lines of credit bear interest at Prime less 0.50% (6.00% at December 31, 2005) and are collateralized by lease inventory and marketable securities owned by the Company.

At December 31, 2005, the Company had a $10,000,000 revolving line of credit agreement with the Parent of which $5,000,000 was outstanding at year end.  The revolving line of credit bears interest at the 90 day LIBOR rate (6.26% at December 31, 2005).  The loan is uncollateralized.

At December 31, 2005, the Company had available borrowings under a line of credit with a bank of $5,000,000, with $0 outstanding at year end. The loan is uncollateralized.

At December 31, 2005, the Company had available borrowings under a line of credit with a bank of $12,500,000, with $0 outstanding at year end.  The loan is collateralized by lease inventory owned by the Company.

As of December 31, 2005, the Company had no outstanding obligations which were subordinated to claims of general creditors.

9. **Income Taxes**

Components of the provision for income taxes for the year ended December 31, 2005 were as follows:

| | |
|---|---:|
| Current provision | $ 19,862 |
| Deferred benefit | 261,657 |
| | $ 281,519 |

The actual tax expense differs from the "expected" tax expense (computed by applying the applicable federal corporate income tax rate of 35% to income before income taxes) primarily due to the effect of state income taxes, net of federal benefit, and non-taxable municipal bond interest income, net of non-deductible interest expense.

Notes to Consolidated Financial Statements

December 31, 2005

9. **Income Taxes (cont.)**

The Company utilizes the liability method to determine deferred income taxes. Under this method, deferred income taxes are determined by applying statutory tax rates in effect at the financial statement date to differences between the book basis and the tax basis of assets and liabilities.

The deferred income tax asset reflected in the accompanying consolidated statement of financial condition resulted primarily from the recognition of certain expenses for financial reporting purposes which are not yet deductible for income tax reporting purposes.

Total deferred tax assets and deferred tax liabilities at December 31, 2005 are as follows:

| | |
|---|---|
| Deferred tax assets | $ 3,379,739 |
| Deferred tax liabilities | (348,042) |
| Net deferred tax asset | $ 3,031,697 |

10. **Commitments and Contingencies**

The following schedule reflects the future minimum rental payments required under operating leases that have non-cancelable lease terms in excess of one year as of December 31, 2005:

| Year Ending December 31, | Lease Commitments | Sublease Payments from Parent | Net Lease Payments |
|---|---|---|---|
| 2006 | $ 1,342,209 | $ (44,508) | $ 1,297,701 |
| 2007 | 1,016,733 | (22,584) | 994,149 |
| 2008 | 84,842 | - | 84,842 |
| 2009 | 77,928 | - | 77,928 |
| 2010 | 15,384 | - | 15,384 |
| | $ 2,537,096 | $ (67,092) | $ 2,470,004 |

The Company moved offices to the First Security Center in November 2004 and now leases their office space from the Parent. Rent expense was $1,647,000 for the year ended December 31, 2005.

The Company is a defendant in a number of lawsuits, some of which involve substantial amounts, relating primarily to its securities business. During the year ended December 31, 2004, the Company, in consideration of the expected costs to continue to vigorously defend certain of these lawsuits, agreed to legal settlements totaling approximately $4.1 million. The costs associated with the settlements were recognized during 2004 and the majority of the settlements were paid during

10. **Commitments and Contingencies (cont.)**

2004 and 2005. At December 31, 2005, settlements totaling $558,789 remained to be paid and are accrued as a component of accrued liabilities in the accompanying consolidated statement of financial condition. A letter of credit in the amount of $855,000 has been issued on behalf of the Company as collateral securing a portion of this obligation. In addition to the claims which have been settled, management is continuing to pursue settlement discussions with certain other plaintiffs and has provided for the cost expected to be incurred in settling these matters in the accompanying consolidated financial statements. If settlement discussions are not successful, the monies set aside for such costs would be available to fund litigation. As of December 31, 2005, management is of the opinion, based on consultation with legal counsel, that the ultimate resolution of the pending matters will not have a material adverse effect on the Company's financial condition. Factors considered by management in reaching this conclusion are the damages sought by the plaintiffs, the merits of the claims, the total cost of defending the litigation, and advice from legal counsel.

In connection with its retail brokerage business, the Company performs securities execution, clearance and settlement on behalf of its customers for whom it commits to settle trades submitted by such customers. The Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the trade counterparty. The Company is fully secured by assets in the customer's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. In addition, the Company controls this risk by establishing credit limits for such activities and by monitoring its customers' compliance with their contractual obligations and the related exposure on a daily basis.

In addition, the Company enters into when-issued transactions and underwriting commitments. Such commitments require that the Company purchase securities at specified prices. To manage the off-balance sheet risk related to these commitments, the Company generally sells the issue to third parties on a when-issued basis. At December 31, 2005, the Company had firm commitments to purchase securities totaling $649,000 and no commitments to sell securities.

The Company maintains, at various financial institutions, cash balances which may exceed the federally insured amounts at various times during the year.

11. **Net Capital Requirement**

As a registered broker-dealer, Crews is subject to the Uniform Net Capital Rule 15c3-1 administered by the Securities and Exchange Commission. Crews has elected to compute its net capital requirement under the aggregate indebtedness method of the rule, which does not allow the aggregate indebtedness of Crews, as defined under the rule, to exceed fifteen times regulatory net capital. At December 31, 2005, Crews had an aggregate indebtedness to net capital ratio of 2.22 to 1 with $8,667,291 of regulatory net capital, which was $7,382,084 in excess of the required minimum regulatory net capital of $1,285,207.

The accounts of the Subsidiary are not included in the net capital requirement calculation.

12. **Related Party Transactions**

The Company engaged in trading activity with the Parent or related affiliates resulting in trading revenues of approximately $295,000 for the year ended December 31, 2005. Management of the Company believes this activity was conducted on terms equivalent to those with unrelated parties.

At December 31, 2005, the Company had $6,500,000 outstanding under line of credit agreements with banks that are subsidiaries of the Parent. Total borrowings available pursuant to these agreements totaled $10,000,000 at December 31, 2005. In addition, the Company had $5,000,000 outstanding pursuant to a $10,000,000 revolving line of credit agreement with the Parent.

For the year ended December 31, 2005, the Company paid legal fees of approximately $356,000 to a law firm associated with a board member.

13. **Deferred Compensation**

The Company has a non-qualified deferred compensation arrangement for certain employees, which permits participants to defer a portion of their compensation ("Participant Deferrals") and provides that the Company will make matching contributions up to a specified dollar amount. The Participant Deferrals are fully vested and are credited with the gain or loss associated with the investment choices selected by the participant as provided by the plan. The Company contribution is credited with interest at a specified rate set each year by the Company. The rate for 2005 was 4.95% per annum and vests over a ten year period. The Company funds its obligations under these arrangements through the purchase of life insurance policies. The cash surrender value of these life insurance policies was $7,202,110 as of December 31, 2005. The Company's net benefit obligation under these arrangements which is reflected in non-qualified deferred compensation in the accompanying consolidated financial statements was $6,444,632 at December 31, 2005. During the year ended December 31, 2005, the Company recognized employee compensation and benefit expense associated with this arrangement of approximately $1,252,000.

14. **Retirement Plan**

The Company sponsors a defined contribution plan (the "401(k) Plan"), which is intended to provide assistance in accumulating personal savings for retirement. The 401(k) Plan is qualified as a tax-exempt plan under Sections 401(a) and 401(k) of the Internal Revenue Code. The 401(k) Plan covers all full-time employees of the Company once they have completed six months of service. Participants may make rollover contributions and deferral contributions through payroll deductions. The Company may, at its discretion, make matching contributions for the benefit of each participant making a deferral contribution. During 2005, the Company matched 10% of a participant's deferral contribution. The Company may also make a discretionary non-elective contribution, as determined by the Company. There was no discretionary non-elective contribution made during 2005. For the year ended December 31, 2005, the Company made matching contributions of $84,351 related to this plan.

# MOORE STEPHENS FROST

CERTIFIED PUBLIC ACCOUNTANTS
*A Professional Limited Company*

425 West Capitol, Suite 3300
Little Rock, Arkansas 72201
501 376 9241 ◇ 800 766 9241
Fax 501 376 6256
www.msfrost.com

## Independent Auditor's Report on Supplementary Information
## Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

We have audited the accompanying consolidated financial statements of Crews & Associates, Inc. and Subsidiary as of December 31, 2005 and have issued our report thereon dated February 3, 2006. Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information contained on pages 15 through 17 relates to Crews & Associates, Inc. only and is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

*Moore Stephens Frost*

Certified Public Accountants

Little Rock, Arkansas
February 3, 2006

An independently owned and operated member of Moore Stephens North America, Inc. – members in principal cities throughout North America
Moore Stephens North America, Inc., is a member of Moore Stephens International Limited – members in principal cities throughout the world

# CREWS & ASSOCIATES, INC.

## Computation of Net Capital Requirement Under
## Rule 15c3-1 of the Securities and Exchange Commission

### For the Year Ended December 31, 2005

Net capital

| | | |
|---|---|---|
| Total stockholder's equity for Crews & Associates, Inc., only | | $ 18,956,739 |
| Deduct: Non-allowable assets | | 7,940,763 |
| Net capital before haircuts on securities positions | | 11,015,976 |
| | | |
| Haircuts on securities positions | | |
| Contractual securities commitments | $ 45,430 | |
| Trading positions | | |
| State and municipal government obligations | 1,784,758 | |
| U.S. government obligations | 77,345 | |
| Corporate obligations | 139,264 | |
| Other securities | 6,281 | |
| Undue concentration | 295,607 | 2,348,685 |
| | | |
| Net capital | | $ 8,667,291 |
| | | |
| Aggregate indebtedness | | |
| Bank loans payable | $ 6,313,762 | |
| Payables to brokers and dealers for customers' securities failed to receive | 700,871 | |
| Payables to customers | 187,837 | |
| Payables to non-customers | 20,395 | |
| Accounts payable and accrued liabilities | 12,055,246 | |
| Other liabilities | - | |
| Total aggregate indebtedness | | $ 19,278,111 |
| | | |
| Net capital | | $ 8,667,291 |
| | | |
| Minimum capital required to be maintained (the greater of 1/15 of aggregate indebtedness of $19,278,111 or $250,000) | | 1,285,207 |
| | | |
| Net capital in excess of requirement | | $ 7,382,084 |
| | | |
| Ratio: Aggregate indebtedness to net capital | | 2.22 to 1 |

There is no material differences between this computation and the computation included in the unaudited FOCUS Part II as of December 31, 2005.

See independent auditor's report on supplementary information.

**Determination of Reserve Requirement**
**Under Rule 15c3-3 of the Securities and Exchange Commission**

**For the Year Ended December 31, 2005**

| | | |
|---|---|---:|
| Credit balances | | |
| Free credit balances and other credit balances | | |
| in customers' security accounts | $ | 187,837 |
| Monies borrowed collateralized by securities carried | | |
| for the accounts of customers | | 1,313,762 |
| Customers' securities failed to receive | | 668,726 |
| Credit balances in firm accounts which are attributable | | |
| to principal sales to customers | | 20,395 |
| Other | | 852,578 |
| Total credit balances | | 3,043,298 |
| | | |
| Debit balances | | |
| Debit balances in customers' cash accounts, excluding | | |
| unsecured accounts and accounts doubtful of collection | | 4,963,177 |
| Failed to deliver of customers' securities not older than | | |
| 30 calendar days | | - |
| Total debit balances | | 4,963,177 |
| | | |
| Excess of total debits over total credits | $ | 1,919,879 |
| | | |
| Required deposit | | None |
| Amount held on deposit "for the exclusive benefit of customers" | | |
| at December 31, 2005 | $ | 254,847 |

There is no material differences between this computation and the computation included in the unaudited FOCUS Part II as of December 31, 2005.

See independent auditor's report on supplementary information.

**Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission**

**For the Year Ended December 31, 2005**

|  | Market Value | Number of Items |
|---|---|---|
| Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2005 (for which instructions to reduce to possession or control had been issued as of December 31, 2005 but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3) | None | None |
| Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2005, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 | None | None |

See independent auditor's report on supplementary information.

# MOORE STEPHENS FROST

CERTIFIED PUBLIC ACCOUNTANTS
*A Professional Limited Company*

425 West Capitol, Suite 3300
Little Rock, Arkansas 72201
501 376 9241 ◇ 800 766 9241
Fax 501 376 6256
www.msfrost.com

## Independent Auditor's Report on Internal Controls
## Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

In planning and performing our audit of the consolidated financial statements of Crews & Associates, Inc. (the "Company") as of December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Moore Stephens Frost*

Certified Public Accountants

Little Rock, Arkansas
February 3, 2006